UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           WELLCARE HEALTH PLANS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    94946T106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 17 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 2 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS PRIVATE EQUITY INVESTORS LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 3 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SPEP GENERAL PARTNER LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 4 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SPEP GENERAL PARTNER LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 5 of 17 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 6 of 17 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           16,733,784
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 7 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 8 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          16,733,784
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         16,733,784
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    16,733,784

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    43.33%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 9 of 17 Pages

Item 1(a).        Name of Issuer:

                  WellCare Health Plans, Inc. (the "Issuer")

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  8725 Henderson Road, Renaissance One, Tampa, Florida

Item 2(a).        Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Soros Private Equity Investors LP ("SPEI");

                  ii)  SPEP General Partner LP ("SPEP GP LP");

                  iii) SPEP General Partner LLC ("SPEP GP LLC");

                  iv)  QIH Management Investor, L.P. ("QIHMI");

                  v)   QIH Management LLC ("QIH Management");

                  vi)  Soros Fund Management LLC ("SFM LLC"); and

                  vii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the account of SPEI.

                  The general partner of SPEI is SPEP GP LP. An investment committee of SPEP GP LP exercises exclusive decision-making authority with regard to the acquisition and disposition of, and voting power with respect to, investments by SPEI. SPEP GP LP's general partner is SPEP GP LLC, whose managing member is QIHMI, whose sole general partner is QIH Management, whose sole managing member is SFM LLC. Mr. Soros is the Chairman of SFM and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of SPEI.

Item 2(b).        Address of Principal  Business Office or, if None, Residence:

                  The address of the principal business office of each of SPEI, SPEP GP LP, SPEP GP LLC, QIHMI, QIH Management, SFM LLC, and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c).        Citizenship:

                  i)   SPEI is a Delaware limited partnership;

                  ii)  SPEP GP LP is a Delaware limited partnership;

                  iii) SPEP GP LLC is a Delaware limited liability company;

                  iv)  QIHMI is a Delaware limited partnership;

                  v)   QIH Management is a Delaware limited liability company;

                  vi)  SFM LLC is a Delaware limited liability company; and

                                                             Page 10 of 17 Pages


                  vii) Mr. Soros is a United States citizen.


Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  94946T106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of December 31, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of the 16,733,784 Shares held for the account of SPEI.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 43.33% of the total number of Shares outstanding (based upon information provided by the Issuer, there were 38,619,454 Shares outstanding as of February 10, 2005).

Item 4(c).        Number of shares as to which such person has:

    SPEI, SPEP GP LP, SPEP GP LLC, QIHMI, QIH Management, SFM LLC and Mr. Soros:
    ---------------------------------------------------------------------------

    (i)           Sole power to vote or to direct the vote:           16,733,784

    (ii)          Shared power to vote or to direct the vote:                  0

    (iii)         Sole power to dispose or to direct the disposition
                  of:                                                 16,733,784

    (iv)          Shared power to dispose or to direct the disposition of:     0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The partners of SPEI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SPEI in accordance with their respective ownership interests in SPEI.

                                                             Page 11 of 17 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 17 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005                 SOROS PRIVATE EQUITY INVESTORS LP

                                         By:      SPEP General Partner LP,
                                                  its General Partner

                                         By:      SPEP General Partner LLC,
                                                  its General Partner

                                         By:      QIH Management Investor, L.P.,
                                                  its Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 SPEP GENERAL PARTNER LP

                                         By:      SPEP General Partner LLC,
                                                  its General Partner

                                         By:      QIH Management Investor, L.P.,
                                                  its Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

                                                             Page 13 of 17 Pages

Date:  February 14, 2005                 SPEP GENERAL PARTNER LLC

                                         By:      QIH Management Investor, L.P.,
                                                  its Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 QIH MANAGEMENT LLC

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 SOROS FUND MANAGEMENT LLC

                                         By:       /s/ Jodye M. Anzalotta
                                                   -----------------------------
                                                   Jodye M. Anzalotta
                                                   Assistant General Counsel


Date:  February 14, 2005                 GEORGE SOROS

                                         By:        /s/ Jodye M. Anzalotta
                                                    ----------------------------
                                                    Jodye M. Anzalotta
                                                    Attorney-in-Fact

                                                             Page 14 of 17 Pages

                                  EXHIBIT INDEX

                                                                       Page No.

A.   Joint  Filing  Agreement,  dated as of February  14,
     2005, by and among Soros Private  Equity  Investors LP,
     SPEP General  Partner LP, SPEP General Partner LLC, QIH
     Management  Investor,  L.P., QIH Management  LLC, Soros
     Fund Management LLC and Mr. George Soros                             15

B.   Power of  Attorney,  dated as of October  30,  2002,
     granted  by Mr.  George  Soros in favor of  Armando  T.
     Belly,   John  F.  Brown,   Jodye  Anzalotta,   Maryann
     Canfield, Richard D. Holahan, Jr. and Robert Soros                   17

                                                             Page 15 of 17 Pages
                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.01 par value per share, of WellCare Health Plans, Inc., dated as of February 14, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 14, 2005                 SOROS PRIVATE EQUITY INVESTORS LP

                                         By:      SPEP General Partner LP,
                                                  its General Partner

                                         By:      SPEP General Partner LLC,
                                                  its General Partner

                                         By:      QIH Management Investor, L.P.,
                                                  ts Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:       /s/ Jodye M. Anzalotta
                                                   -----------------------------
                                                   Jodye M. Anzalotta
                                                   Assistant General Counsel

Date:  February 14, 2005                 SPEP GENERAL PARTNER LP

                                         By:      SPEP General Partner LLC,
                                                  its General Partner

                                         By:      QIH Management Investor, L.P.,
                                                  its Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

                                                             Page 16 of 17 Pages


Date:  February 14, 2005                 SPEP GENERAL PARTNER LLC

                                         By:      QIH Management Investor, L.P.,
                                                  its Managing Member

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH Management LLC,
                                                  its General Partner

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 QIH MANAGEMENT LLC

                                         By:      Soros Fund Management LLC,
                                                  its Managing Member


                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Assistant General Counsel

Date:  February 14, 2005                 SOROS FUND MANAGEMENT LLC

                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                   Jodye M. Anzalotta
                                                   Assistant General Counsel

Date:  February 14, 2005                 GEORGE SOROS

                                         By:      /s/ Jodye M. Anzalotta
                                                  ------------------------------
                                                  Jodye M. Anzalotta
                                                  Attorney-in-Fact

                                                             Page 17 of 17 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.




                                                     /s/ George Soros
                                                     ---------------------------
                                                     GEORGE SOROS